Exhibit (a)(1)(E)

Form of Reminder E-mail – Dates may change if expiration date of offer is extended

The IRIDEX Corporation offer to exchange certain outstanding options for new options (referred to as the “offer”) is still currently open. Please note that the offer to exchange your eligible options will expire at 5:00 p.m., Pacific Daylight Time, on August 27, 2009, unless we extend the offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed Election Form no later than 5:00 p.m., Pacific Daylight Time on August 27, 2009 to Susan Bruce by hand delivery to 1212 Terra Bella Avenue, Mountain View, CA 94043, via fax at (650) 940-4710 or by email at sbruce@iridex.com.

Only responses that are complete and actually received by IRIDEX by the deadline will be accepted. Responses submitted by any other means, including interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the email from Theodore A. Boutacoff, our President and Chief Executive Officer, dated July 30, 2009; and (3) the Election Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com.